Exhibit 99.3

Sanofi-Aventis Completes Acquisition

of Genzyme Corporation

Paris, France - April 8, 2011 - Sanofi-aventis (EURONEXT: SAN and NYSE: SNY) announced today that it has completed its acquisition of Genzyme Corporation, which is now a wholly-owned subsidiary of sanofi-aventis.

The completion came after the successful conclusion of a subsequent offering period relating to sanofi-aventis’ exchange offer to acquire all of Genzyme’s outstanding shares of common stock for US$74.00 in cash and one Contingent Value Right (CVR) per share. The subsequent offering period for the exchange offer expired at 6:00 p.m. New York City Time on April 7, 2011. The depositary for the exchange offer advised sanofi-aventis that, as of the expiration of the subsequent offering period, 237,312,826 shares of Genzyme common stock were validly tendered, representing approximately 89.4% of Genzyme’s outstanding shares. All shares that were validly tendered have been accepted for purchase, and sanofi-aventis has or will promptly pay for all such shares. Sanofi-aventis then exercised its top-up option, resulting in ownership of over 90% of Genzyme’s outstanding shares.

As previously announced sanofi-aventis then effected, without a vote or meeting of Genzyme stockholders, a short-form merger on April 8, 2011 to complete the acquisition. In the merger, each of the remaining shares of Genzyme common stock (other than any shares in respect of which appraisal rights are validly exercised under Massachusetts law and any shares owned by Genzyme, sanofi-aventis or any of their subsidiaries) were converted into the right to receive the same $74.00 in cash per share and one CVR that was paid in the exchange offer.

The CVR entitles the holder to receive additional cash payments if specified milestones related to LemtradaTM (alemtuzumab MS) are achieved over time or a milestone related to production volumes in 2011 for Cerezyme® and Fabrazyme® is achieved. Effective as of close of market on April 8, 2011, Genzyme’s common stock will cease trading on the NASDAQ stock market. The CVRs have been listed on the Nasdaq market under the ticker symbol “GCVRZ” and began trading on April 4, 2011.

Genzyme will become an important new platform in sanofi-aventis’ sustainable growth strategy and expand the company’s presence in biotechnology. Sanofi-aventis is making Genzyme its global center for excellence in rare diseases, headquartered in Cambridge, Massachusetts, and will be led by Christopher A. Viehbacher, sanofi-aventis’ Chief Executive Officer, for several months.

Sanofi-aventis is funding the acquisition of Genzyme with the proceeds of its recent issuance of $7 billion in dollar-denominated notes, approximately $7 billion raised through its U.S. commercial paper program, a drawing of $4 billion on the bridge facility negotiated in October 2010, and available cash. As a result of all these financings, sanofi-aventis expects to achieve an average cost of financing in 2011 for the acquisition of under 2% before tax.

Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labeling and other matters that could affect the availability or commercial potential of such products candidates, the absence of guarantee that the products candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities as well as those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2010. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT : SAN) and in New York (NYSE : SNY). For more information, visit: www.sanofi-aventis.us or www.sanofi-aventis.com.

MEDIA CONTACTS	INVESTOR CONTACTS
Jean-Marc Podvin	Sebastien Martel
Corporate Communications	Corporate Investor Relations
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Jack Cox	Felix Lauscher
U.S. Communications	U.S. Investor Relations
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